UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Outbrain Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

69002R103

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69002R103	Schedule 13G	Page 2 of 9
1.	NAMES OF REPORTING PERSONS
Value Base Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0

	6.	SHARED VOTING POWER
3,839,221 (*)

	7.	SOLE DISPOSITIVE POWER
0

	8.	SHARED DISPOSITIVE POWER
3,839,221 (*)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,839,221 (*)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.73% (*) (**) (***)

12.	TYPE OF REPORTING PERSON
CO

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 49,649,359 shares of common stock outstanding as of October 31, 2024 (as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission (“SEC”) on October 31, 2024).

(***) This percentage reflects beneficial ownership of the Reporting Person as of November 5, 2024; however, when the obligation to file this Schedule 13G arose on September 30, 2024, the beneficial ownership of the Reporting Person was 7.24% of total shares of common stock outstanding (based on 49,211,403 shares of common stock outstanding as of July 31, 2024 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024)).

CUSIP No. 69002R103	Schedule 13G	Page 3 of 9
1.	NAMES OF REPORTING PERSONS
Victor Shamrich

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0

	6.	SHARED VOTING POWER
3,839,221 (*)

	7.	SOLE DISPOSITIVE POWER
0

	8.	SHARED DISPOSITIVE POWER
3,839,221 (*)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,839,221 (*)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.73% (*) (**) (***)

12.	TYPE OF REPORTING PERSON
IN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 49,649,359 shares of common stock outstanding as of October 31, 2024 (as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission (“SEC”) on October 31, 2024).

(***) This percentage reflects beneficial ownership of the Reporting Person as of November 5, 2024; however, when the obligation to file this Schedule 13G arose on September 30, 2024, the beneficial ownership of the Reporting Person was 7.24% of total shares of common stock outstanding (based on 49,211,403 shares of common stock outstanding as of July 31, 2024 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024)).

CUSIP No. 69002R103	Schedule 13G	Page 4 of 9
1.	NAMES OF REPORTING PERSONS
Ido Nouberger

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0

	6.	SHARED VOTING POWER
3,839,221 (*)

	7.	SOLE DISPOSITIVE POWER
0

	8.	SHARED DISPOSITIVE POWER
3,839,221 (*)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,839,221 (*)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.73% (*) (**) (***)

12.	TYPE OF REPORTING PERSON
IN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 49,649,359 shares of common stock outstanding as of October 31, 2024 (as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission (“SEC”) on October 31, 2024).

(***) This percentage reflects beneficial ownership of the Reporting Person as of November 5, 2024; however, when the obligation to file this Schedule 13G arose on September 30, 2024, the beneficial ownership of the Reporting Person was 7.24% of total shares of common stock outstanding (based on 49,211,403 shares of common stock outstanding as of July 31, 2024 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024)).

CUSIP No. 69002R103	Schedule 13G	Page 5 of 9
1.	NAMES OF REPORTING PERSONS
Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0

	6.	SHARED VOTING POWER
3,839,221 (*)

	7.	SOLE DISPOSITIVE POWER
0

	8.	SHARED DISPOSITIVE POWER
3,839,221 (*)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,839,221 (*)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.73% (*) (**) (***)

12.	TYPE OF REPORTING PERSON
PN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 49,649,359 shares of common stock outstanding as of October 31, 2024 (as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission (“SEC”) on October 31, 2024).

(***) This percentage reflects beneficial ownership of the Reporting Person as of November 5, 2024; however, when the obligation to file this Schedule 13G arose on September 30, 2024, the beneficial ownership of the Reporting Person was 7.24% of total shares of common stock outstanding (based on 49,211,403 shares of common stock outstanding as of July 31, 2024 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024)).

Item 1.

(a)	Name of Issuer Outbrain Inc.

(b)	Address of Issuer’s Principal Executive Offices 111 West 19th Street, New York, NY 10011

Item 2.

(a)
Name of Person Filing
This statement is filed on behalf of each of the following, which will be referred to hereinafter, individually as a “Reporting Person” and collectively as the “Reporting Persons”:
-          Value Base Ltd.
-          Victor Shamrich
-          Ido Nouberger
-          Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund Limited Partnership

(b)	Address of the Principal Business Office of each of the Reporting Persons is: 23 Yehuda Halevi St., Tel-Aviv 6513601, Israel.

(c)	Citizenship/Place of Organization Each of the Reporting Person is a citizen of or organized under the laws of the State of Israel.

(d)	Title of Class of Securities Common stock, par value $0.001 per share
(e)	CUSIP Number 69002R103

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not applicable.

Item 4.  Ownership.

The ownership information presented below is as of September 30, 2024 (when the obligation to file this Schedule 13G arose) and November 5, 2024, and represents beneficial ownership of Ordinary Shares of the Issuer based on 49,649,359 and 49,211,403 common stock outstanding as of October 31, 2024 (as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the SEC on October 31, 2024) and as of July 31, 2024 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024), respectively.

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As of November 5, 2024:

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Value Base Ltd.	3,839,221	7.73%	0	3,839,221	0	3,839,221
Victor Shamrich	3,839,221	7.73%	0	3,839,221	0	3,839,221
Ido Nouberger	3,839,221	7.73%	0	3,839,221	0	3,839,221
Value Base Fund General Partner Ltd.	3,839,221	7.73%	0	3,839,221	0	3,839,221

As of September 30, 2024:

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Value Base Ltd.	3,562,620	7.24%	0	3,562,620	0	3,562,620
Victor Shamrich	3,562,620	7.24%	0	3,562,620	0	3,562,620
Ido Nouberger	3,562,620	7.24%	0	3,562,620	0	3,562,620
Value Base Fund General Partner Ltd.	3,562,620	7.24%	0	3,562,620	0	3,562,620

The securities reported herein are beneficially owned as follows: 3,839,221 shares of common stock owned directly by Value Base Fund Limited Partnership, a Cayman Islands limited partnership.

The general partner of Value Base Fund Limited Partnership is Value Base Fund General Partner Ltd., an Israeli private company (the "VBF General Partner"), which has delegated its management responsibilities to a management company, Value Base Fund Management Ltd., an Israeli private company (the "Management Company").

Each of the VBF General Partner and the Management Company is controlled by Value Base Ltd., which directly and indirectly holds a majority of the shares of each such company. Value Base Ltd., an Israeli company, is controlled by Messrs Victor Shamrich and Ido Nouberger.

This Statement shall not be construed as an admission by any of the Reporting Persons that it is the beneficial owner of any of the securities covered by this Statement, and each Reporting Person disclaims beneficial ownership of any such securities. In addition, the Reporting Persons and other entities named in this Schedule 13G may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each of the Reporting Persons and other entities named in this Schedule 13G disclaims the existence of any such group.

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2024

Value Base Ltd.

/s/ Ido Nouberger	/s/ Victor Shamrich
Name: Ido Nouberger	Name: Victor Shamrich
Title: CEO	Title: Chairman

/s/ Victor Shamrich
Victor Shamrich

/s/ Ido Nouberger
Ido Nouberger

Value Base Fund General Partner Ltd.
By: Value Base Fund Management Ltd.

/s/ Ido Nouberger *	/s/ Victor Shamrich *
Name: Ido Nouberger	Name: Victor Shamrich
Title: Director	Title: Director

* Signature authority provided in Exhibit 2 to this statement on Schedule 13G.

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EXHIBIT NO.	DESCRIPTION

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons (incorporated herein by reference to Exhibit 1 to the Schedule 13G filed on August 7, 2024)

Exhibit 2
Unanimous written resolutions of the directors of Value Base Fund Management Ltd., dated as of September 27, 2023 (incorporated herein by reference to Exhibit 2 to the Schedule 13G filed on August 7, 2024)

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